EXHIBIT 99.32

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
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:
E.ON AG, E.ON ZWÖLFTE VERWALTUNGS GmbH	:
and BKB AG,	:
Plaintiffs,	:	06 Civ. 8720 (DLC)
:
-v-	:	OPINION AND ORDER
:
ACCIONA, S.A. and FINANZAS DOS, S.A.,	:
Defendants.	:
:
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Appearances:

For Plaintiffs:
Rory O. Millson
Rowan D. Wilson
Gary A. Bornstein
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019

For Defendants:
Theodore N. Mirvis
Rachelle Silverberg
Stephen R. DiPrima
William Savitt
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

DENISE COTE, District Judge:

  This is the fourth in a series of Opinions issued since November that address a foreign takeover battle. A tender offer for the shares of Endesa, S.A. (“Endesa”), Spain’s largest electrical utility, is pending today. This litigation is brought by the bidder against Endesa’s largest shareholders, Acciona, S.A. and Finanzas, S.A. (collectively “Acciona”), who vehemently oppose the tender offer. Acciona is a diversified Spanish company with historical roots in the construction industry. It has operations in thirty-eight countries, and entered the energy business in 2000. It is one of the largest wind energy developers in the world. It invested in Endesa for the first time this past September, anticipating this tender offer struggle.

     Plaintiffs E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG (collectively “E.ON”) have moved for a preliminary injunction against Acciona on the grounds that the latter has violated Sections 13(d), and 14(d) and (e) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78m(d), 78n(d)-(e) (“Section 13(d),” “Section 14(d),” “Section 14(e),” and “Exchange Act”). The E.ON companies are German power and gas companies. They are the world’s largest, investor-owned energy company. E.ON seeks to prevent Acciona from using its position as a substantial Endesa shareholder to block E.ON’s tender offer for Endesa.

     While important issues of American securities laws are at stake, the litigation implicates just as significantly principles of international comity and the ability of the American and foreign regulatory systems to coexist. E.ON has shown a substantial likelihood of proving at trial that Acciona has filed inaccurate and incomplete disclosures with the Securities and Exchange Commission (“SEC”) regarding its acquisition of Endesa stock. E.ON seeks a broad range of relief, but emphasizes its request that Acciona be required to offer to those who sold their Endesa stock to Acciona the opportunity to rescind those sales. If the right of rescission is ordered, Acciona’s opposition to E.ON’s takeover bid will be neutralized.

     This litigation has gone a long way toward achieving the primary goal of the laws on which this suit is based: full disclosure of material information so that Endesa’s shareholders can decide for themselves whether or not to tender their shares. Based on the findings of fact and conclusions of law that follow, the motion for a preliminary injunction is granted, but only in part. Acciona is prohibited from making any further material misstatements or omissions in its SEC filings. The request for court-mandated rescission is denied.

FINDINGS OF FACT

     The background for this dispute and the legal framework within which this suit is brought and on which this motion will be decided are set forth in three prior Opinions issued in this and related litigation. E.ON AG v. Acciona, S.A., No. 06 Civ. 8720 (DLC), 2006 WL 3357261 (S.D.N.Y. Nov. 20, 2006) (“November 20 Opinion”); Gas Natural v. E.ON AG, No. 06 Civ. 13607 (DLC), 2006 WL 3734425 (S.D.N.Y. Dec. 19, 2006) (“December 19

Opinion”); E.ON AG, v. Acciona, S.A., No. 06 Civ. 8720 (DLC), 2007 WL 62713 (S.D.N.Y. Jan. 9, 2007) (“January 9 Opinion”). 1 Familiarity with these Opinions is assumed and they are incorporated here by reference.

  Endesa’s shares are traded in the United States as American Depository Shares (“ADS”). The tender offer battle over Endesa began in September 2005, when Gas Natural SDG, S.A. (“Gas Natural”), the largest supplier of natural gas in Spain, announced its intention to commence a tender offer for Endesa at an implied price of roughly €22 per share. On February 21, 2006, E.ON announced its intention to make a competing bid for Endesa at €27.5 per share. As described in considerable detail in the January 9 Opinion, Acciona entered the picture on September 25, when in the course of about two hours it and its banker acquired over 13% of Endesa’s outstanding stock for €32 per share. January 9 Opinion, at *3.

     Recently, Acciona publicly declared its intention to block E.ON’s bid. It argues that Endesa is worth more as an independent entity and has outlined a proposal for a merger between the energy component of Acciona’s business and Endesa that would create in Acciona’s view a world leader in renewable energy. As of now, Acciona has acquired over 20% of Endesa

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1 Additional findings of fact appear below in the discussion of the conclusions reached on E.ON’s legal claims, and in the January 9 Opinion in connection with Acciona’s purchases of Endesa securities on September 25, 2006.

stock, and may acquire up to 25%. As soon as Acciona’s acquisition of a significant stake in Endesa on September 25 was disclosed, E.ON increased its announced bid price to €35 per share.

  In late January, the Comisión Nacional del Mercado de Valores (“CNMV”), the Spanish securities regulator, began the process for a closed envelope auction of Endesa, a procedure that applies in Spain when more than one entity has disclosed an intention to make a tender offer for a Spanish issuer. Id. at *6. On February 2, Gas Natural and E.ON had the opportunity to submit simultaneous and final bids for Endesa’s shares. Gas Natural decided not to submit a bid; E.ON submitted a bid of €38.75 per share.

     Before the E.ON tender offer can proceed, however, Endesa must hold a shareholder meeting, which will likely take place in March, since E.ON’s bid is contingent on Endesa changing its organizational documents to permit a shareholder to vote each of its shares. Without such a change, no Endesa shareholder is permitted to vote more than 10% of Endesa’s shares. Therefore, for E.ON to win control of Endesa, Endesa will have to amend its organizational documents to eliminate the 10% cap and over 50% of Endesa’s shareholders will have to accept E.ON’s tender offer. At the close of trading on February 2, Endesa’s shares were trading at €39.04 per share, which in the view of at least some analysts, signaled support for the E.ON bid.

October 5: Schedule 13D

     With this brief overview of the tender offer battle, this Opinion turns to the disclosures that Acciona has made concerning its investment in Endesa, with particular emphasis on its evolving disclosures about the purposes of its investment and its plans for Endesa. 2 Acciona had considered acquiring Endesa shares as early as 2002. In September 2006, fully aware of the ongoing tender offer battle, it decided to attempt to obtain a substantial foothold in the company and become an accionista de referencia or key shareholder, entitling it to special rights under Spanish law including board representation on a proportional basis. Acciona is such a shareholder in three other publicly traded Spanish corporations, and Endesa was one of only a few major Spanish corporations that did not have such a shareholder.

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2 E.ON’s complaint has focused on two principal groups of Acciona misstatements and omissions: those concerning Acciona’s intentions and those concerning Acciona’s agreements with the bank that assisted Acciona in acquiring its stake in Endesa, Banco Santander Central Hispano, S.A. (“Santander”). While Acciona provided inaccurate and incomplete descriptions of its arrangements with Santander until at least the filing of Amendment No. 6 to its Schedule 13D, those disclosures will not be described at length in this Opinion since they have minimal relevance to the events unfolding today in Spain, and could not support the issuance of an injunction requiring rescission of Acciona’s purchases of Endesa securities.

     As described in the January 9 Opinion, following the close of the Madrid stock exchange on September 25, Acciona and its banker Banco Santander Central Hispano, S.A. (“Santander”) purchased shares and a few ADSs amounting to over 13% of Endesa’s outstanding shares from institutional investors in New York and abroad at €32, a premium of 9% over Endesa’s closing price on that day. This price was significantly higher than the Gas Natural and E.ON proposed bid prices. January 9 Opinion, at *3.

     Acciona filed its first Schedule 13D with the SEC on October 5, 2006, reporting in its brief submission that it had acquired ADSs representing 10% of Endesa’s equity through a market transaction financed through Santander. Acciona reported that it had acquired the ADSs for “investment purposes,” and might acquire up to a total of 25% of the outstanding shares of Endesa. It denied that it had “any plans or proposals” relating to an extraordinary corporate transaction for Endesa, such as a merger or similar action. It announced that it retained the right to change its investment intent and to sell the shares.

     By that date, Acciona and Santander, which was working cooperatively with Acciona to assist it in acquiring Endesa shares, had together acquired over 15% of Endesa’s outstanding shares. The Schedule 13D contained numerous false statements and omissions. It failed to disclose adequately Acciona’s arrangements with Santander, its plans to obtain approximately 5% of Endesa’s outstanding shares which Santander had already acquired in connection with total return swaps it had executed with Acciona, and its intentions with respect to Endesa or the tender offer battle. Acciona has since admitted that statements in the Schedule 13D were not accurate.

E.ON Sues Acciona

     On October 12, E.ON sued Acciona, alleging that the Schedule 13D contained false and misleading statements and omissions in violation of Section 13(d). It promptly moved for a preliminary injunction. Acciona responded by obtaining new counsel, filing an amended Schedule 13D, and moving to dismiss the complaint.

October 19: Amendment No. 1

     Amendment No. 1, dated October 19, was a very substantial revision to the Schedule 13D. It corrected the statement about the acquisition of ADSs and reported that Acciona had acquired 10% of the outstanding shares of Endesa through its broker Santander and with the assistance of an American broker. The filing reported that the acquisition of Endesa shares was for “investment purposes as part of [Acciona’s] strategic interest in the energy sector.” It extolled Endesa’s potential, described the Gas Natural and E.ON announcements regarding their tender offer intentions, and concluded that Endesa’s shares represented “a valuable investment” and that it was a “propitious” time to be a “significant shareholder” of Endesa. Acciona advised that it was continuing to evaluate its options and “may or may not choose to tender” its shares into the E.ON tender offer. It disclosed an intent “to become a key shareholder” of Endesa and to take an active role in its management and operations, and that it might seek representation on the board of directors or management team.

     The amendment explained that Spanish law did not require the formulation of a tender offer so long as a shareholder did not acquire 25% or more of an issuer’s shares. Acciona explained that it expected to acquire more Endesa shares but not enough to reach that threshold.

     Acciona cautioned that it would continue to evaluate Endesa and that any proposals it might make for Endesa would depend upon its assessment of a number of factors. It reserved its right to dispose of its investment in Endesa, acquire more shares, seek board representation, seek to acquire control of Endesa, seek to enter into business “relations or transactions with” Endesa, engage in short selling, or take any other action.

  Amendment No. 1 also declared that Acciona has “no present plans or proposals” to amend a provision of Endesa’s organizational documents which provides that no shareholder may vote over 10% of the outstanding shares, for instance, in electing directors or in voting on a merger.3 Spanish law does permit a shareholder to appoint a director, however, for every 7.692% of outstanding shares that are held where the company has thirteen directors, as is the case with Endesa. Therefore, the disclosure calculated that Acciona would be entitled to appoint two of Endesa’s thirteen directors at Endesa’s next shareholder meeting if it acquired over 15.3%, and three if it acquired over 23%.

     Since October 19, Acciona has continued to file amendments, the most recent being Amendment No. 11, filed on January 25. These amendments have been filed to reflect and affect events in Spain and in response to the pressures exerted upon Acciona through this litigation to make disclosures required by American securities laws. As this series of amendments and other evidence reflects, among other flaws, the October 19 amendment did not accurately and completely describe Acciona’s intentions -- either with respect to Endesa or with respect to E.ON’s tender offer. E.ON has shown a likelihood of proving at trial that as of October 19, Acciona had no intention to tender into

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3 This 10% voting limit functions as a poison pill, forcing a majority shareholder to work with minority shareholders in exercising control over the company. E.ON has made a condition of its bid for Endesa that the provision be removed, an action that requires approval by more than 50% of Endesa’s voting shares.

E.ON’s announced bid, planned to present Endesa shareholders with an alternative vision for Endesa’s future, and intended to oppose amendment of the 10% limitation on voting rights in Endesa’s organizational documents. It also fully expected to own over 15.3% of Endesa’s stock and obtain the right to appoint two directors; as of that date Santander controlled over 5.3% of Endesa’s shares in connection with its swap agreements with Acciona.4

October 25: Amendment No. 2

In Amendment No. 2, filed on October 25, Acciona responded to a request of the CNMV that it address certain market rumors. Acciona “reiterated its firm intention to become a key shareholder” of Endesa and stated that it did not “contemplate selling its interest in” Endesa.5

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4 Acciona needed approval from the Spanish National Energy Commission (“CNE”) to own over 10% of Endesa. Shortly after the CNE gave its approval on November 3 for Acciona to increase its ownership interest in Endesa, Acciona cancelled the swap agreements and acquired all of the shares that Santander had been holding to hedge its swap agreements with Acciona. At that time, Santander held close to 10% of Endesa’s outstanding shares.

5 Acciona’s February 2 briefs report that Acciona “may sell its shares in the coming days if it appears that E.ON’s offer will succeed.”

November 20 Opinion

  Meanwhile, on October 20, Acciona moved to dismiss the plaintiffs’ two Section 13(d) claims. That motion was denied from the bench on November 16 for the reasons explained more fully in the November 20 Opinion, and the parties were permitted to begin expedited discovery. E.ON also filed an amended complaint on November 17 that added a claim that Acciona had violated Sections 14(d) and (e) by acquiring Endesa shares on September 25 through an illegal unconventional tender offer. On December 11, Acciona moved to dismiss the Section 14 claim; that motion was denied in the January 9 Opinion.

  Because the Opinions issued in this litigation have had some impact on Acciona’s disclosures and have affected E.ON’s arguments in support of its preliminary injunction motion, they are briefly described here. The November 20 Opinion found that E.ON had demonstrated a substantial likelihood of proving that Acciona’s Schedule 13D contained false statements and omissions with respect to at least two groups of issues: 1) Acciona’s characterization of its agreements with Santander and 2) Acciona’s characterization of its intentions in acquiring Endesa securities. It also found that E.ON had shown a likelihood of proving that the same defects were present in Acciona’s Amendment No. 1. It did not address the materiality of those statements and omissions. In the course of describing the legal standards that would be applied to the Section 13(d) claims, however, the November 20 Opinion noted that a corrective disclosure may be sufficient to cure any disclosure deficiency since the “underlying purpose of the Williams Act is to make sure that pertinent information is placed before the shareholders of the tender offer target so that they can decide for themselves what they wish to do.” November 20 Opinion, at *17 (citation omitted).

December 5: Amendment No. 6

     Acciona filed Amendment No. 6 to its Schedule 13D on December 5, purporting to address deficiencies highlighted in the November 20 Opinion. Amendment No. 6 reported that Acciona owns over 211 million Endesa shares or about 20% of its stock. That makes it Endesa’s largest shareholder, and Acciona represented that it was considering increasing its stake “up to 24.9% of Endesa’s Shares, the maximum percentage that does not require the formulation of a mandatory offer under current Spanish law.” If Spain increased the threshold to 30%, Acciona reported that it “would consider acquiring up to” that amount.

     Acknowledging that the amendment was being filed to address the finding in the November 20 Opinion that its prior filings were “inaccurate or incomplete,” Acciona reports that Amendment No. 6 will reflect its “purposes and intention” in acquiring

Endesa stock, specifically its “intent to remain a long-term strategic investor of Endesa and to take an active role in the management and operations of Endesa as a key shareholder in the company,” and its intent to oppose E.ON’s bid of €35 per share as inadequate. Acciona opines that Endesa should remain an independent company and has an attractive future, “especially with Acciona as a key shareholder.” Acciona denies that it has any “intent to control Endesa by seeking to nominate and elect a majority of its directors or by acquiring a majority” of its stock. It does warn, however, that it would “continue to evaluate different strategic options for Endesa, including, among other[s,] options to realize any existing potential synergies between Acciona and Endesa as independent companies, and the combination of Acciona’s and Endesa’s know-how, business and/or assets in the renewable energy sector.” It also advises readers that it does not want to be a minority shareholder of an E.ON subsidiary, and would sell its shares if the majority of shareholders would rather tender to E.ON “than participate as investors in an independent, publicly held Endesa with Acciona as a key shareholder.”6

  With respect to the 10% limit on voting rights in Endesa’s organization documents, Amendment No. 6 declares that Acciona

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6 As noted, in its February 2 filings Acciona advises that it might sell its shares in the “coming days” if it appears that E.ON’s bid will succeed.

has “no present intent” to support amendment of this provision. As for membership on Endesa’s board, the amendment reports that Acciona “may choose” to elect two directors, and if it acquires over 23%, to elect three of Endesa’s thirteen directors.

     Apparently influenced by the warning in the November 20 Opinion that a corrective disclosure could cure any Section 13(d) claim for injunctive relief, and the detailed disclosures in Amendment No. 6, the E.ON submissions filed on December 11 in support of an injunction shifted the focus of the litigation to its claim that Acciona had engaged in an illegal tender offer in violation of Section 14(d). Because it was necessary to resolve E.ON’s motion to dismiss this new claim, the preliminary injunction hearing then scheduled for December 20 was adjourned.

December 30: Navas Article

  Evidence quickly came to light, however, which suggested that Acciona had not been forthright in Amendment No.6 in its description of its intentions with respect to Endesa. A December 30 article by José Antonio Navas in La Razón7 reports that Acciona “wants to create the first worldwide company in the market of renewable energy around Endesa.” 8 According to the author, Acciona has “a definite strategic plan for Endesa” but

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7 La Razón is a Spanish language publication.

8 Acciona denies that it gave Navas the information about its plans that he disclosed in his December article.

will not make it public until “it is assured of a position that gives it the effective control of” Endesa. Reporting Acciona’s position that Endesa is worth more without E.ON than with E.ON, the article proceeded to outline alternative valuations of Endesa which include per share values of €49 to €59. Navas added that Acciona plans to integrate its energy business with Endesa’s through a merger to produce the “first worldwide renewable energy company.”

  The Navas article publicly revealed a proposal that Acciona had been developing from at least October 16, when it began work on a presentation to describe a vision of Endesa’s future without E.ON that it could present to Endesa’s shareholders. The drafts of this presentation include valuation models and argue that Endesa is worth more per share than E.ON is offering. The drafts propose a merger of Endesa and Acciona’s energy businesses to create a worldwide leader in renewable energies. Many of the essential elements of the plan are contained in the November 5 document prepared for Acciona’s chief executives. The last draft of these documents that was presented as evidence at the hearing is dated November 27.9 These documents are drafts

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9 The parties produced documents to each other in the course of expedited discovery through November 17, 2006. E.ON has not explained how it obtained the November 27 draft.

of the presentation for shareholders attached to Amendment No. 11 filed on January 25.10

January 9 Opinion

     On January 9, Acciona’s motion to dismiss the Section 14 claim was denied. The January 9 Opinion observed that “it would be surprising if E.ON were able to show that Acciona’s block trade [on September 25] was a tender offer.” January 9 Opinion, at *20. With the issuance of the January 9 Opinion denying the motion to dismiss the Section 14(d) claim, the parties proposed that the briefing on the preliminary injunction motion be completed on February 2.11 The parties have agreed to submit the motion on the record presented by their written submissions and do not require a hearing.

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10 On January 17, E.ON applied to the Court for access to 36 documents which Acciona had withheld in discovery based on the assertion of a business strategy privilege. On January 19 or so, E.ON obtained the November 27 draft of Acciona’s strategic plan for Endesa, and the need for access to the 36 documents appeared for a moment to be less critical. On January 22, the Court advised Acciona that if it had formulated a strategic plan to merge with Endesa, then that fact had to be disclosed in a Schedule 13D. As a result of the filing of Amendment No. 11 and a January 30 conference with the Court, the 36 documents have now been produced to E.ON.

11 The parties’ proposed schedule was adopted on January 16. The parties agreed in the January 30 conference with the Court that the record for the hearing would close on February 2.

January 25: Amendment No. 11

     Understanding that the closed envelope auction process would begin the following week, on January 25, Acciona filed Amendment No. 11.12 In that filing, Acciona continued to argue that E.ON’s announced offer, which then stood at €34.5 per share, was inadequate. Most notably, the filing presented a further revision to Acciona’s description of its intentions.

     Acciona promised to continue to develop an alternative of an independent, publicly held Endesa for Endesa shareholders to consider. Moving past its hints in its prior filings, it argued that there would be many benefits to shareholders of an independent Endesa “with Acciona as its key shareholder (accionista de referencia),” and from a possible combination or integration of the renewable and clean energy operations of the two companies through “coordinated operations, joint venture, or the creation of a new joint company or companies.” It argued that the combination had the potential to “create the world leader in renewable energies.” It warned that any plan of integration had to be studied further and that “there can be no assurance that any such proposal would be made or as to its terms, timing or benefits.” It reiterated that at the meeting of Endesa shareholders that will occur during the tender offer

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12 This filing followed a conference call that Acciona held with analysts in which it presented the material contained in the January 25 amendment.

period, Endesa shareholders will be asked to vote upon amendments to Endesa’s organizational documents which provide that no shareholder may vote over 10% of Endesa’s shares.

     The amendment attached as an exhibit is an English translation of the presentation that it had filed with the CNMV. That presentation estimated that Endesa was worth between €45 and almost €49 per share without a control premium, and almost €54 per share with such a premium. In considerable detail it argued that a combination of Acciona’s strength as a leader in renewable energy, and Endesa’s as an energy leader would create a stronger business and greater value for shareholders than an acquisition of Endesa by E.ON. This exhibit was the final version of the November 27 document which E.ON had obtained, and the result of the drafting which Acciona had been undertaking since mid-October.

Preliminary Injunction Motion

     Through this preliminary injunction motion, E.ON seeks to neutralize Acciona in the tender offer battle. E.ON seeks an order (1) directing Acciona to correct its public material misstatements and omissions, and file with the SEC a corrected Schedule 13D; (2) enjoining Acciona from purchasing or making any arrangement to purchase Endesa securities; (3) requiring Acciona within three business days of the Court’s order to divest itself of any Endesa securities acquired on or after October 5, 2006; (4) requiring Acciona to vote its Endesa shares in proportion to the votes cast by the remaining Endesa shareholders; and (5) enjoining Acciona from making any further misstatements or omissions in connection with Endesa securities.

DISCUSSION

     To obtain a preliminary injunction, a plaintiff must establish: “(1) the likelihood of irreparable injury in the absence of such an injunction, and (2) either (a) likelihood of success on the merits or (b) sufficiently serious questions going to the merits to make them a fair ground for litigation plus a balance of hardships tipping decidedly” in its favor. Malletier v. Burlington Coat Factory Warehouse Corp., 426 F.3d 532, 537 (2d Cir. 2005) (citation omitted); see also Seaboard World Airlines, Inc. v. Tiger Int’l, Inc., 600 F.2d 355, 359 (2d Cir. 1979) (applying this standard in litigation brought under Section 14(e) of the Williams Act). When the relief sought will alter rather than maintain the status quo, the plaintiff must meet a heightened standard which requires the demonstration of a “clear” or “substantial” likelihood of success on the merits. Bronx Household of Faith v. Bd. of Educ. of the City of N.Y., 331 F.3d 342, 349 (2d Cir. 2003). While E.ON must meet the ordinary standard in order to secure a preliminary injunction prohibiting Acciona from making future false statements and requiring it to make corrective disclosures prior to the consummation of a tender offer, see Sonesta Int’l Hotels Corp. v. Wellington Assoc., 483 F.2d 247, 250 (2d Cir. 1973), it must meet the higher standard to secure preliminary injunctive relief in the form of a judicial bar on Acciona’s acquisition of additional Endesa securities, the rescission of Acciona’s prior purchases and the imposition of any limitations on its ability to vote its shares.

  E.ON brings its motion for a preliminary injunction based on two separate theories. It contends that it is entitled to injunctive relief on the grounds that Acciona has (1) violated Section 13(d) and (2) violated Sections 14(d) and (e).

1. Section 13(d) of the Exchange Act

     E.ON contends that Acciona filed materially false and misleading Schedule 13Ds, and as a result should not be allowed to retain the benefits of its illegally obtained advantage in the tender offer battle. It contends that none of the amendments, including that made on January 25, cure its prior failures and that there remains even today a failure to disclose material information.

  As described in greater detail in the November 20 Opinion, Section 13(d) requires a person acquiring beneficial ownership of more than 5% of the equity securities of an issuer to file a Schedule 13D within ten days. 15 U.S.C. § 78m(d). Schedule 13D requires disclosure of agreements relating to the securities and any purpose to make major changes to the issuer. Id. § 78m(d)(1)(A)-(E). Its disclosure requirement is intended to alert investors to potential changes in corporate control. November 20 Opinion, at *17. Where a filer has failed to disclose material information, an injunction may be issued. Id. Ordinarily, the injunction requires a corrective disclosure. Id. When a takeover battle is raging, the court should avoid “favoring one side or the other,” Macfadden Holdings, Inc. v. JB Acquisition Corp., 802 F.2d 62, 67 (2d Cir. 1986), and exercise its injunctive powers with “great care.” Hanson Trust PLC v. SCM Corp., 774 F.2d 47, 60 (2d Cir. 1985). International comity should be considered when fashioning a remedy for a violation. November 20 Opinion, at *18.

  Item 4 of the Schedule 13D requires a filer to disclose the “purpose” of the acquisition of the issuer’s securities. 17 C.F.R. § 240.13d -101, item 4. The disclosure must also describe “any plans or proposals” which the filer “may have which relate to or would result in . . . [a]n extraordinary corporate transaction, such as a merger . . . involving the issuer” or any similar action. Id. at item 4(b). The term “plan” has been construed to be “something more definite than vaguely formed thoughts for the future.” Azurite Corp. Ltd. V. Amster & Co., 52 F3d 15, 18 (2d Cir. 1995). There is “no requirement to make predictions . . . or to disclose tentative plans [] or inchoate plans.” Id. (citation omitted). Indeed, the disclosure of “contingent or indefinite” plans may prove misleading to investors. Chromalloy American Corp. v. Sun Chemical Corp., 611 F.2d 240, 248 (2d Cir. 1979).

     Control is “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” 17 C.F.R. § 240.12b-2. This definition applies to “statements and reports filed pursuant to” Section 13(d). Id. Whether a purchase of shares reflects an intention to seek control of a corporation is subject to a fact-intensive inquiry. See Chromalloy, 611 F.2d at 245. A “desire to influence substantially the policies, management and actions” of the issuer amounts to a purpose to control the company. Id. at 246. The acquisition of only a twenty percent stake in a company has been sufficient to find that the shareholder had a purpose to control the company “through a combination of numbers and influence.” Id. A Schedule 13D must disclose a “purpose to acquire control, even though this intention has not taken shape as a fixed plan.” Id. at 247. “It is sufficient to merely identify those matters not fully determined.” Todd Shipyards Corp. v. Madison Fund, Inc., 547 F. Supp. 1383, 1387 (S.D.N.Y. 1982).

  E.ON has succeeded in showing a substantial likelihood of demonstrating at trial that Acciona has filed materially false and misleading Schedule 13Ds. The Schedule 13D itself was abysmally inaccurate and inadequate. The disclosures regarding Acciona’s relationship and agreements with Santander, the bank which assisted it through financing and other arrangements in acquiring over a 20% stake in Endesa, were materially incomplete until at least the filing of Amendment No. 6.13 Even more significantly, it took several amendments before Acciona disclosed its intent with respect to E.ON’s tender offer, the scale of its current and expected investment in Endesa, and its purpose in making that investment. It took until Amendment No. 11 for Acciona to reveal its proposal that its energy business be merged or combined in some way with Endesa. E.ON is also likely to be able to show that the timing of this last

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13 E.ON contends that Amendment No. 6 remains incomplete since Acciona has failed to disclose: all arrangements made on its behalf with investment banks that assisted Santander in accumulating Endesa stock for Acciona; that Santander waived the five-day notice requirement to unwind the total return swaps; that Santander and Acciona had agreed that the swaps would be unwound once the CNE approved Acciona’s acquisition of over 10% of Endesa’s outstanding shares; adequate details of the financing arrangements behind the acquisition program; Acciona’s beneficial interest in the Endesa shares acquired by Santander, including Santander’s agreement to vote the shares in a manner beneficial to Acciona. For a description of these arrangements, see the November 20 Opinion, at *2.

disclosure was driven by Acciona’s tactics in the tender offer struggle, and not by the fact that the goal was too ephemeral to be disclosed earlier or by any concern about its duties to comply with American securities laws.14 In particular, it is likely to be able to show that Acciona had developed firm intentions regarding this proposal by November at the latest.

  These deficiencies provide abundant support for a preliminary injunction against Acciona prohibiting it from any further violation of Section 13(d) or any other disclosure provision in the securities laws. E.ON seeks much more though. This lawsuit seeks to neutralize Acciona in the tender offer battle. E.ON wants to require Acciona to offer the right of rescission to all of those from whom it and Santander purchased Endesa securities, anticipating that those shareholders (who sold at prices below €36) will act on that right and tender their shares into E.ON’s €38.75 tender offer. At the very least, E.ON seeks an order dictating that Acciona vote its shares proportionately to how other shareholders vote theirs. Since E.ON’s tender offer is conditioned on it obtaining over 50% of Endesa’s outstanding shares, allowing Acciona to refuse

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14 Acciona explains that the timing of the disclosure was dictated by Endesa’s January 24 release of its estimated 2006 earnings results and outlook for strategic targets through 2009, and by the lifting on January 23 of Spanish injunctions against the Gas Natural tender offer, allowing the CNMV to commence the tender offer process.

to tender its stake -– which amounts to over one-fifth of Endesa’s shares –- increases the pressure on E.ON substantially. Similarly, E.ON’s bid is contingent on over 50% of Endesa’s shareholders voting to change the 10% cap on voting rights. Acciona’s refusal to support that amendment to Endesa’s organizational documents increases the difficulty in getting that change made.

     The “sole purpose of the Williams Act was the protection of investors who are confronted with a tender offer.” Piper v. Chris-Craft Indus., Inc., 430 U.S. 1, 35 (1977). Thus, in fashioning relief, the court’s concern must be with shareholders, not a bidder. Moreover, in addressing a request for injunctive relief, as opposed to damages, the focus is on current and future shareholders, and not on those who may have sold “at an unfairly depressed price.”15 November 20 Opinion, at *18 (citing Rondeau v. Mosinee Paper Corp., 422 U.S. 49, 60 (1975)).

     While many of the deficiencies in Acciona’s Schedule 13D filings were material at or about the time of the filing, E.ON has not shown a likelihood of proving at trial, much less a

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15 Since Section 13(d) does not require a filing until ten days after the triggering acquisition, the purchases made on September 25 and the days that immediately followed were unaffected by any Section 13(d) disclosure requirement. By the time Acciona filed its Schedule 13D on October 5, Acciona and Santander together held over 15% of Endesa’s shares.

substantial likelihood, that any deficiencies that remain are important today.16 In essence, this lawsuit has largely served its purpose, and required Acciona to amend its filings and correct its disclosures. Because the total return swaps which Acciona entered with Santander have been terminated, because Acciona has obtained and disclosed ownership of the Endesa shares which Santander purchased in connection with those swaps, and because Acciona’s financing arrangements with Santander to purchase Endesa stock have been disclosed, E.ON has not shown a likelihood of proving at trial that any continuing deficiency in these disclosures is material to the decisions Endesa shareholders must make this month or the next. Similarly, because of the disclosures made principally through Amendments No. 6 and 11 about Acciona’s intentions regarding Endesa and the takeover battle, E.ON has not shown that Acciona is still withholding Section 13(d) information which would be material to the impending investment decisions.

  E.ON contends that Amendment No. 11 has still not disclosed with sufficient clarity Acciona’s planned combination and

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16 E.ON is correct that Section 13(d) applies broadly to disclosure obligations whenever an investor has taken a triggering stake in an issuer. Schedule 13D is intended to alert investors to any “potential changes in corporate control.” November 20 Opinion, at *17 (citing Kamerman v. Steinberg, 891 F.2d 424, 430 (2d Cir. 1989)). Practically speaking, however, the issue in this claim for injunctive relief is whether the information relevant to the takeover battle which Section 13(d) requires to be disclosed, has been disclosed.

integration of Acciona’s energy business with Endesa. While Acciona’s presentation dances around the issue, its presentation only makes sense if one concludes that that is precisely what it is promoting.

     Where a corrective filing has been made, and where shareholders have had an adequate opportunity to digest that information, the need for further injunctive relief essentially ceases. See ICN Pharmaceuticals, Inc. v. Khan, 2 F.3d 484, 489 (2d Cir. 1993); Treadway Cos., Inc. v. Care Corp., 638 F.2d 357, 380 (2d Cir. 1980). E.ON has failed to carry its very heavy burden to show that it is necessary to interfere in any way with the ongoing tender offer battle in Spain, other than to issue an injunction that forcibly reminds Acciona of its duty to comply with its disclosure obligations under American law. E.ON’s request for extraordinary relief such as rescission is therefore denied.

     E.ON urges that injunctive relief is necessary to restore the rights of Endesa’s former shareholders and to uphold the goals of the Williams Act. It argues that the injury to shareholders who sold to Acciona cannot be remedied by money damages since, if Acciona is allowed to keep Endesa shares and succeeds in defeating the E.ON bid, Acciona will simply argue that no shareholder was damaged. While the November 20 Opinion held that E.ON has standing to bring a claim for injunctive relief because it is “uniquely motivated to identify deficiencies in Schedule 13D filings,” November 20 Opinion, at *12, E.ON definitely does not have standing to bring an action for damages on behalf of shareholders. E.ON’s actual concern is with the impact which Acciona’s substantial stock holdings will have on the tender offer battle. In that context, courts must remain neutral and “guard against” invoking “remedies that may have the effect of favoring one side or the other.” November 20 Opinion, at *17 (citing Macfadden Holdings, 802 F.2d at 67).

     With this determination, there is only one argument that Acciona makes that remains to be addressed. Acciona contends that Amendment No. 11 does not present a “plan” for Endesa and therefore that it had no obligation under Section 13 to reveal it at any point. Acciona is highlighting the distinction in the law between disclosure of intentions and plans. While the purpose in making an investment must be disclosed promptly, including of course the purpose to acquire control, specific plans need not be disclosed until they are definite. It is likely that E.ON will be able to prove at trial that Acciona hopes to acquire control of Endesa through a merger between Acciona’s renewable energy business and Endesa, the very combination of businesses that is recommended by Amendment No. 11, and that this intention had been developed no later than November. E.ON may even be able to show through further discovery, that this intent underlay Acciona’s entire buying program, and that it would not have made sense for the company to take a substantial stake in Endesa otherwise.17 If that is so, then Acciona had an obligation to advise shareholders of this intention in its Schedule 13D. The fact that Acciona does not know “if, when, or how such a combination or integration might be achieved” did not relieve it of its duty to disclose that its goal in making its investment was to achieve the combination. Moreover, having denied in its Schedule 13D that it had any proposals for any extraordinary corporate transaction for Endesa, it had a duty to cure that misrepresentation promptly.

     Finally, E.ON expresses understandable frustration that Acciona has felt free to time its disclosures to suit its own purposes rather than the requirements of the law. To the extent that investors who sold to Acciona have been harmed by its tardiness in making any disclosure, they have an adequate remedy at law. The issue presented by this motion is whether another party –- the bidder in a tender offer contest –- has the right to obtain any more relief than is granted in this Opinion. It does not.

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17 Acciona’s purchases of Endesa stock brought it close to bankruptcy. If it acquires just under 25% of Endesa stock, it will be spending more than its own equity market capitalization.

2. Section 14 of the Exchange Act

     E.ON contends that Acciona’s acquisition with Santander’s assistance of over 13% of Endesa’s outstanding shares on September 25 was an unconventional tender offer. It seeks rescission of those trades.

     As described more fully in the January 9 Opinion, Section 14(d)(1) requires those making a tender offer to disclose publicly information related to the offer in a Schedule TO. An exemption to this filing requirement denominated the Tier I exemption applies when U.S. security holders hold 10% or less of the target’s securities. January 9 Opinion, at *12-14.

     Courts have recognized that a buying program may constitute an unconventional tender offer where no formal tender offer has been announced. Id. at *17-19. In deciding whether an unconventional tender offer has proceeded, courts must by guided by the purpose of the Williams Act, which added Sections 14(d) and (e) to the Exchange Act. Among other things, they must ask “whether the particular class of persons affected need the protection of the Act. An offering to those who are shown to be able to fend for themselves is a transaction not involving any public offering.” Hanson Trust, 774 F.2d at 57 (citation omitted).

Caution in finding that an unconventional tender offer has occurred is particularly necessary “in the context of cross-

border buying programs, where a foreign buyer may be acting in compliance with the laws of its own jurisdiction and the home jurisdiction of the issuer and unwittingly run afoul of a broadly interpreted tender offer rule in this country.” January 9 Opinion, at *18. In fact, Acciona’s purchase of Endesa shares on September 25 was entirely legal under Spanish law: it is a type of transaction known in Spain as an “extraordinary transaction” and is not a tender offer. January 9 Opinion, at *6.

     The European Union extensively regulates the tender offer laws of its Member States. It requires among other things that its Member States set a threshold for the accumulation of stock beyond which the shareholder must make an offer to minority holders on favorable terms. It provides in relevant part,

1. Where a natural or legal person . . . holds securities of a company . . . which . . . directly or indirectly give him/her a specified percentage of voting rights in that company, giving him/her control of that company, Member States shall ensure that such a person is required to make a bid as a means of protecting the minority shareholders of that company. Such a bid shall be addressed at the earliest opportunity to all the holders of those securities for all their holdings at the equitable price as defined [herein].

. . .

3. The percentage of voting rights which confers control for the purposes of paragraph 1 and the method of its calculation shall be determined by the rules of the Member State in which the company has its registered office.

Council Directive 2004/25/EC, art. 5, 2004, O.J. (L 142) (EU). In Spain, this threshold is set at 24.99% . Because of this system, Spain has had no need to develop an unconventional tender offer doctrine.

     E.ON has not shown a likelihood of proving at trial that the Acciona September 25 acquisition of Endesa shares constituted a tender offer, and has certainly not carried the heightened burden of making such a showing that must accompany a request for rescission. Acciona did not gain control of Endesa through its September 25 acquisition, and does not have control even as of today through its ownership of over 20% of Endesa stock. Because of the limitations imposed by the Endesa corporate governance documents, Acciona cannot even vote more than 10% of Endesa’s shares. It cannot proceed with an acquisition of over 25% of Endesa shares without triggering Spanish tender offer rules.18 Without submitting itself to Spain’s tender offer rules, it can obtain at most three of the thirteen seats on Endesa’s board. Moreover, the September 25 purchases were from sophisticated, institutional investors who were well able to assess the risks and advantages of making

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18 Because E.ON has not carried its burden of proof, it is unnecessary to resolve the larger question of whether the unconventional tender offer doctrine could ever be applied successfully to a buying program for the securities of a European Union issuer given the European Union’s requirement that Member States set a threshold ownership interest in a corporation that will trigger each state’s formal tender offer rules.

their sales to an undisclosed buyer at a premium over the market price during the publicly disclosed tender offer battle for Endesa between Gas Natural and E.ON. Finally, the solicitation was not so widespread or sufficiently public to be deemed a tender offer. Far fewer than 1% of Endesa’s shareholders were solicited on that day, and while news of the solicitation spread quickly through the institutional investor community, the solicitation was not conducted with anything like the publicity that attaches to a public tender offer.

     Because E.ON has not shown a likelihood of proving at trial that Acciona engaged in a tender offer on September 25, it is unnecessary to reach the many other arguments that Acciona has proffered to defeat the Section 14 claim. They include that an acquisition of just 13% of an issuer’s securities has never been found to constitute a tender offer; that a bidder in a tender offer battle has never won the right of rescission under Section 14 on behalf of shareholders following Piper, 430 U.S. 1; that the unconventional tender offer doctrine has never been applied to cross-border buying programs; that Acciona was entitled to rely on the Tier I exemption to filing a Schedule TO in the event its acquisition of shares is found to constitute a tender offer; that former Endesa shareholders have not suffered any irreparable harm;19 that any damage to the prospects for E.ON’s bid is not a harm cognizable under Section 14; that E.ON’s delay of seven weeks in bringing the Section 14 claim prevents a claim of irreparable harm; that requiring Acciona to divest its shares will harm Endesa shareholders by removing the pressure on E.ON to make a higher bid for Endesa shares; that an order of rescission will create substantial and unnecessary friction between the American and Spanish regulatory systems; and that an order of rescission would unwind securities transactions that were entered exclusively in Europe and without any expectation by either party to the transaction that there could ever be an opportunity for or right of rescission. These arguments suggest the very substantial hurdles that E.ON’s Section 14 claim faces on many grounds.

     In its last submission on this prong of its motion, E.ON takes issue with the observation in the January 9 Opinion that “[t]here is a strong argument to be made, moreover, that the sweeping revision of Regulation 14D and its emphasis on the ‘commencement’ of the tender offer as the trigger for filing tender offer disclosure documents with the SEC, should also restrain any impulse to define a tender offer broadly and confer tender offer status on buying programs which would at best

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19 Acciona points out that anyone who sold it shares on September 25 has been able to reenter the market and purchase other Endesa shares.

constitute ‘unconventional’ tender offers.” January 9 Opinion, at *19. E.ON points to a footnote in an SEC Release accompanying the revisions to Regulation 14D which observes that “[t]he tender offer rules still may apply to activities that function as unconventional tender offers,” and that the term tender offer must be interpreted “flexibly” and is “not limited to ‘conventional’ tender offers.” Regulation of Takeovers and Security Holder Communications, Securities Act Release No. 7760, Exchange Act Release No. 42055, Investment Company Act Release No. 24107, 70 S.E.C. Docket 2229, 1999 WL 969596, at *17 n.92 (Oct. 22, 1999). While this footnote no doubt captures the intent of the SEC, it does not grapple with the actual impact of its revisions to Regulation 14D on the doctrine of an unconventional tender offer. More to the point for the issues raised in this lawsuit, this SEC Release did not address cross-border transactions. In the release that did address the regulation of tender offers in the cross-border context, there is no discussion of the unconventional tender offer doctrine. See Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings, Securities Act Release No. 7759, 70 S.E.C. Docket 2191, 1999 WL 969592 (Oct. 22, 1999).

CONCLUSION

  The Plaintiffs' motion for a preliminary injunction under Section 13(d), 14(d) and 14(e) is granted in part.  E.ON shall promptly submit a proposed injunction.

   SO ORDERED:

Dated:   New York, New York
         February 5, 2007